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SEC FILE NUMBER
8-43985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prime Executions, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, Suite 1704
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova	(212) 668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

9645 Lincolnway Lane	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duane T. Penfold, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prime Executions, Inc., as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Operating Officer

[signature] 5/25/22
Notary Public

GINGER STROUD
Notary Public - State of New York
NO. 01ST6172952
Qualified in Richmond County
My Commission Expires 8/20/22

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIME EXECUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2022

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRIME EXECUTIONS, INC.

TABLE OF CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prime Executions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Executions, Inc. (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prime Executions, Inc. as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Prime Executions, Inc.'s auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 17, 2022

PRIME EXECUTIONS INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2022

ASSETS		
Current Assets		
Cash and cash equivalents	$	3,328,375
Receivable from clearing broker		524,122
Commissions receivable		536,098
Other receivables		93,545
Prepaid expenses		78,267
Total current assets		4,560,407
Non-current Assets		
Rent deposit		156,374
Furniture and Equipment (less accumulated depreciation of $89,402)		475,540
Total non-current assets		631,914
Total assets	$	5,192,321
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	391,617
Total liabilities		391,617
Commitments and Contingencies (Note 4)		
Stockholder's equity		
Common stock - $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Common stock - Class B-Non-Voting, $0.01 par value; 5,000 shares authorized; 5000 shares issued and outstanding		100
Common stock - Class A-Voting, $0.01 par value; 3,000 shares authorized; 3,000 shares issued and outstanding		-
Additional paid-in capital		7,057,228
Retained earnings		(1,874,061)
Treasury Stock		(382,564)
Total stockholder's equity		4,800,704
Total liabilities and stockholder's equity	$	5,192,321

The accompanying notes are an integral part of this financial statement

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2022

Note 1 - Organization and Nature of Business

Prime Executions, Inc. ("The Company") is a Delaware corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In 2021 the Company filed a continuing member application and as of February 2022 was approved by FINRA to conduct private placement of securities, and participate in firm commitment underwriting transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company is wholly owned by Freedom Holding Corporation. Freedom Holding Corporation purchased the stock of the Company on December 29, 2020.

Note 2 - Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Income Taxes

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2021, 2020 and 2019 remain open to examination by the major taxing jurisdictions to which the entity is subject.

The Company has a Net Operating Loss Carryforward for tax year end 2021. Management has elected not to record in the financial statements

e) Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 2 - Summary of Significant Accounting Policies (Continued)

e) Revenue Recognition (Continued)

Broker Dealer Commissions
The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Rebates
In certain instances, the Company may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the exchange on which the order is executed, which is itemized on a monthly invoice from the exchange, and subsequently remitted to the Company in the month after the execution is completed. The Company records a receivable on its statement of financial condition on a trade date basis.

f) Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842). The new guidance affects any entity that enters into a lease, with some specified scope exemptions. The ASU increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance was effective for annual periods beginning after December 15, 2018. Management has evaluated the ASU and concluded that the adoption of this guidance on January 1, 2019 had no impact on the financial statements, as the Company has not taken possession of its new office space.

f) Depreciation
The Company does not intend to move into its office space until mid-2022 and therefore there is no depreciation recorded for the fiscal year ended March 31, 2022.

Note 3 - Profit Sharing Plan

Effective January 1, 1999, the Company adopted Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are legal age 21 and completed 1,000 hours of service are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. For the year ended March 31, 2022, the Company did not make any contributions to the plan.

Note 4 - Commitments

Office Lease
The Company sublet a facility in New York City on a month-to-month basis through November 30, 2021. The rent expense for the year-ended to March 31, 2022 for this space was $10,633. In December 2021 the Company signed a new lease agreement for space in New York City, for which one month of rent was paid as part of the agreement in the amount of $52,125, of which $19,487 is recorded in prepaid expenses on the Statement of Financial Condition and $32,638 was expensed. The Company does not expect to have the space available for occupancy until second half of 2022.

Note 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2022

Note 6 - Customer Concentration

For the Year Ended March 31, 2022, approximately 48% of the Company's revenue was from four customers.

As of March 31, 2022 there was approximately $261,133 in accounts receivable from those customers.

Note 7 - Clearing Agreement

In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company is required to maintain a $100,000 deposit with the Clearing Broker Dealer. Termination fees will be imposed if the Company terminates this agreement without cause or under other circumstances.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022, the Company had Net Capital of $3,729,449 which was $3,629,449 in excess of its required net capital of $100,000. The Company's net capital to aggregate indebtedness ratio was 10.50%.

Note 9 - Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.